Exhibit 107

Calculation of Filing Fee Table
Form S-8
(Form Type)
Q2 Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common stock, par value $0.0001	Rule 457(c) and Rule 457(h)	500,000(2)	$35.63(3)	$17,815,000	$147.60 per million dollars	$2,629.49
Total Offering Amounts					$17,815,000		$2,629.49
Total Fee Offsets							$0
Net Fees Due							$2,629.49
(1)Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "1933 Act"), this Registration Statement shall also cover any additional shares of Q2 Holdings, Inc. (the "Registrant") common stock that become issuable under the 2014 Employees Stock Purchase Plan (the "ESPP") by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the Registrant's receipt of consideration that increases the number of the Registrant's outstanding shares of common stock.

(2)Represents annual increase on January 1, 2024 of 500,000 shares to the number of shares of Registrant's common stock reserved for issuance under the ESPP as provided for in the ESPP.

(3)Estimated in accordance with paragraphs (c) and (h) of Rule 457 under the 1933 Act solely for the purpose of calculating the registration fee on the basis of $35.63 per share (calculated by taking 85% of $41.92, which represents the average of the high and low price per share of the Registrant's common stock on February 13, 2024 as reported on the New York Stock Exchange). Pursuant to the ESPP, the purchase price of the shares of common stock reserved for issuance thereunder will be equal to 85% of the lower of the fair market value on (i) the first trading day of the offering period and (ii) the purchase date.